PRUDENTIAL PLC
1 ANGEL COURT
LONDON EC2R 7AG
UK

One International Finance Centre
1 Harbour View Street
Central
Hong Kong
www.prudentialplc.com

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F STREET, N.E.

WASHINGTON, DC 20549

USA

23 March 2023

Re:	Notice of disclosure filed in Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Prudential plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended 31 December 2022, which was filed with the Securities and Exchange Commission on 23 March 2023. The disclosure can be found under the heading “Supervision and Regulation of Prudential – Disclosure obligations under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012” in the Annual Report on Form 20-F.

Sincerely,

Prudential plc

/s/ James Turner

James Turner
Group Chief Financial Officer

Prudential plc, 1 Angel Court, London, EC2R 7AG.

Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.
Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated, as applicable, by the Hong Kong Insurance Authority and other regulatory authorities.